Absci Corporation
18105 SE Mill Plain Blvd.
Vancouver, WA 98683

April 8, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance – Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	Absci Corporation Registration Statement on Form S-3 File No. 333-286307 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Absci Corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-286307) (the “Registration Statement”), so that it may become effective at 4:30 pm Eastern time on April 10, 2025, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact Maggie Wong, Esq. of Goodwin Procter LLP at (415) 733-6071.

Very truly yours, ABSCI CORPORATION

By:	/s/ Todd Bedrick
Name: Todd Bedrick Title: Chief Accounting Officer

Cc: Maggie Wong, Goodwin Procter LLP